EXHIBIT 99.1

Seven abstracts on filgotinib accepted by EULAR 2017

Mechelen, Belgium; 15 May 2017, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces the acceptance of seven abstracts from several clinical and pre-clinical studies with the investigational agent filgotinib in rheumatoid and psoriatic arthritis, by the Annual European Congress of Rheumatology organized by the European League Against Rheumatism (EULAR) 2017, held in Madrid from 14-17 June. Following is a list of accepted abstracts:

"Long term safety and efficacy of filgotinib in a Phase 2b open label extension study in patients with rheumatoid arthritis: results up to 144 weeks"

"The JAK1-selective inhibitor filgotinib reduces multiple markers of inflammation linked to various pathologic cell types and processes in rheumatoid arthritis patients"

"Monotherapy with the JAK1-selective inhibitor filgotinib displays an anti-inflammatory biomarker profile in rheumatoid arthritis patients"

"The JAK1-selective inhibitor filgotinib regulates both enthesis and colon inflammation in a mouse model of psoriatic arthritis"

"The JAK1-selective inhibitor filgotinib inhibits inflammation pathways observed in an IL23-induced psoriatic arthritis mouse model"

"Effects of the JAK1-selective inhibitor filgotinib on multibiomarker disease activity scores in patients with active rheumatoid arthritis and an inadequate response to methotrexate"

"Effect of baseline serum CRP levels on clinical efficacy in rheumatoid arthritis patients treated with filgotinib: post-hoc analysis from two phase 2b studies"

All abstracts are available on the website of the EULAR 2017 Congress.

Filgotinib is an investigational drug and its efficacy and safety have not been established.
For information about the studies with filgotinib: www.clinicaltrials.gov
For more information about filgotinib: www.glpg.com/filgotinib

About filgotinib
Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. Following the Phase 2 DARWIN and FITZROY results, filgotinib is currently being investigated in the FINCH Phase 3 program in rheumatoid arthritis, the DIVERSITY Phase 3 program in Crohn's disease and in the SELECTION Phase 2b/3 study in ulcerative colitis. Furthermore, filgotinib is being studied in Phase 2 studies for small bowel and fistulizing Crohn's disease, cutaneous lupus erythematosus (CLE), Sjögren's syndrome, ankylosing spondylitis (TORTUGA), and psoriatic arthritis (EQUATOR).

About EULAR
The European League Against Rheumatism (EULAR) is the organization which represents the patient, health professional and scientific societies of rheumatology of all the European nations. EULAR endeavors to stimulate, promote, and support the research, prevention, treatment and rehabilitation of rheumatic diseases. In line with UEMS, EULAR defines rheumatology as including rheumatic diseases of the connective tissue, locomotor and musculoskeletal systems.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-Looking Statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the anticipated timing of clinical studies with filgotinib and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.